May 2, 2014

VIA EDGAR TRANSMISSION

Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: TriCor Strategic Allocation Fund, File Nos. 333-191970 and 811-22901

Dear Mr. Bartz:

On October 29, 2013, TriCor Strategic Allocation Fund (the "Fund"), filed a registration statement on Form N-2 (the “Registration Statement”) in connection with the registration of its shares of beneficial interest.  In a letter dated November 26, 2013, you provided comments to the Registration Statement. Please find below a summary of your comments and the Fund's responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

PROSPECTUS

Cover Page

1. Investment Objectives. This section states that the Fund’s investment objective is to seek attractive risk-adjusted returns with low-to-moderate volatility and low correlation to the broader markets “through a concentrated multi-strategy alternative investment approach with an emphasis on income generation.” (Emphasis added.) Since the bold portion of the preceding sentence is a description of a strategy rather than an investment objective, please revise the Fund’s investment objective to delete the strategy.

Response.  The Fund has deleted the portion of the Fund’s investment objective indicated above.

2. Non-Traded REITs. This section states that the Fund may invest more than 25% of its net assets in non-traded REITs. Please provide the risks of investing in non-traded REITS in the summary of the Fund’s risks.

Response.  The Fund has added the following risk to the summary of the Fund’s risks:

“Non-Traded REIT Risk. Non-traded REITs are subject to the following risks in addition to those described in “REIT Risk.”  Non-Traded REITs are subject to significant commissions, expenses, and offering and organizational costs that reduce the value of an investor’s (including the Fund’s) investment.  Non-Traded REITs are not liquid, and investments in Non-Traded REITs may not be accessible for an extended period of time.  There is no guarantee of any specific return on the principal amount or the repayment of all or a portion of the principal amount invested in Non-Traded REITs.  In addition, there is no guarantee that investors (including the Fund) will receive a distribution. Distributions from Non-Traded REITs may be derived from the proceeds of the offering, from borrowings, or from the sale of assets. Payments of distributions from sources other than cash flow from operations will decrease or diminish an investor's interest.”

3. The disclosures in the bold paragraph above the offering table are dense and difficult to comprehend. Please replace the disclosures in the bold paragraph above the offering table with a bullet point list of the disclosures, also in bold.

Response.  The Fund has revised the disclosure above the offering table as follows:

“Because the Fund is newly organized, its shares have no pricing or performance history. For the reasons set forth below, an investment in the Fund’s shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund's repurchase policy:

•

Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid.

•

There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.

•

Shares of the Fund are not redeemable.

•

Although the Fund will offer to repurchase at least 5% of each shareholder’s shares on a quarterly basis in accordance with the Fund's repurchase policy, the Fund will not be required to repurchase shares at a shareholder's option nor will shares be exchangeable for units, interests or shares of any security.

•

The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.

•

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and will be significantly limited in his or her ability to reduce his or her exposure on any market downturn.

•

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.”

4. The bold paragraph above the offering table discloses that the Fund will offer to repurchase at least 5% of each shareholder’s shares on a quarterly basis. Please also disclose later in the prospectus the intervals between deadlines for repurchase requests, pricing, and repayment to shareholders. Also, please disclose the anticipated timing of the Fund’s initial repurchase offer. See Guide 10 to Form N-2.

Response.  The intervals between deadlines for repurchase requests, pricing and repayment to shareholders is already provided in “Quarterly Repurchases of Shares” in the prospectus. Information regarding the anticipated timing of the Fund’s initial repurchase offer has been added to the end of the first paragraph in “Quarterly Repurchases of Shares” as shown below:

“…The Fund anticipates that the Fund’s initial repurchase offer will be made in the third quarter of 2014.”

Prospectus Summary — Investment Objectives and Policies (Page 1)

5. The second paragraph of this section states that the Fund invests in hedge funds. Since the disclosure on page 9 of the Statement of Additional Information states that the Fund may invest “up to [10%]” of its net assets in hedge funds, please provide this information in this section, and in the discussion of the Fund’s Underlying Funds investments on page 13 of the prospectus. Please also provide the risks of investing in hedge funds in the summary of the Fund’s risks.

Response.  The Fund has revised the disclosure in the second paragraph of this section as follows:

“…The Fund also executes investments in the preceding types of securities through (i) index-linked or actively managed exchange-traded funds ("ETFs"), (ii) mutual funds, (iii) closed-end funds and (iv) other types of pooled investment vehicles, including up to 10% of the Fund’s net assets in unregistered vehicles such as hedge funds (collectively "Underlying Funds").”

And in the discussion of the Fund’s Underlying Funds as follows:

“The Adviser will invest in Underlying Funds when it wishes the Fund to have representation in a certain sector or security type, but cannot find sufficient or suitable individual securities that meets its investment criteria. The Adviser ranks Underlying Funds on relative expenses, past performance and strategy fit for the Fund. In general, the Adviser selects Underlying Funds that it believes offer more efficient execution of the Fund's strategy, such as when ample individual investments are not readily available or the available investments do not meet the selection criteria of the Adviser, the Adviser may seek to invest in an Underlying Fund in order to gain indirect exposure to a particular sector or class of securities. Underlying Funds selected by the Adviser include hedge funds, which may pay performance-based fees to their managers. The Fund may invest up to 10% of the Fund’s net assets in Underlying Funds.”

The Fund has added the following risk to the summary of the Fund’s risks:

“Underlying Funds Risk. The Fund's performance depends in part upon the performance of the managers and selected strategies of the ETFs, mutual funds, closed-end funds and other pooled investment vehicles (such as hedge funds) (“Underlying Funds”) in which the Fund invests, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser's ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them.  Fund shareholders may bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Underlying Fund level.

Additionally, Underlying Funds that are commonly referred to as “hedge funds” are not subject to regulatory restrictions on leverage, diversification, liquidity or performance-based fees.  Hedge fund investments may be subject to lock-up periods, during which the Fund may not withdraw its investment and assets held by hedge funds may be priced based on determinations of fair value, which may prove to be inaccurate. Hedge fund managers may charge asset-based fees and incentive allocations or fees of as much as 20% of net profits (or more in certain limited circumstances), which may create incentives for these managers to make investments that are riskier or more speculative than in the absence of these fees.”

Prospectus Summary — Common and Preferred Stocks (Page 2)

6. Please provide the Fund’s market capitalization policy for its common and preferred stock investments, and state whether the Fund invests in both U.S. and foreign issues.

Response.  The Fund has revised the disclosure as follows:

“Common and Preferred Stocks. The Fund's Adviser selects domestic, dividend-paying common and preferred stocks of any market capitalization that the Adviser believes have the potential for strong future total returns. The Adviser also considers the sustainability and growth of a company's dividend. The Adviser reviews company-specific factors consisting of dividend yield, historical dividend growth and return on capital.”

Prospectus Summary — Debt Securities (Page 2)

7. This section describes the Fund’s investments in asset-backed securities. Please provide the risks of investing in asset-backed securities in the summary of the Fund’s risks.

Response.  The Fund has added the following risk to the summary of the Fund’s risks:

“Asset-Backed Securities Risk.  Payment of interest and repayment of principal may be impacted by the cash flows generated by the assets backing these securities.  The value of the Fund’s asset-backed securities also may be affected by changes in interest rates, the availability of information concerning the interests in and structure of the pools of purchase contracts, financing leases or sales agreements that are represented by these securities, the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables, or the entities that provide any supporting letters of credit, surety bonds, or other credit enhancements.”

Prospectus Summary — Investment Adviser and Fee (Page 3)

8. The second paragraph of this section states that the Adviser and the Fund have entered into an expense limitation and reimbursement agreement that will remain in effect “at least until [___], 2014.” Please confirm to us that this agreement will remain in effect for at least one year from the effective date of the Fund’s registration statement. Also, please file a copy of the expense limitation and reimbursement agreement as an exhibit to the registration statement.

Response.  The Fund so confirms.

Prospectus Summary — Summary of Risks — Repurchase Policy Risks (Page 7)

9. In addition to the risks discussed in this section, please provide in this section, and in the “Repurchase Policy Risks” section on page 23 of the prospectus, a description of all risks associated with the Fund’s intention to make quarterly repurchases of its shares, including:

•

the risk that, in the event of the oversubscription of a repurchase offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during that repurchase offer;

•

the risk that, because of the potential for proration, some investors might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares;

•

the effect of repurchase offers and related liquidity requirements on portfolio management and on the ability of the Fund to achieve its investment objectives, including the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales of the Fund's shares, and that this may decrease the Fund's investment opportunities;

•

if the repurchase payment deadline is more than seven days after the repurchase request deadline, the market risk to which an investor may be subject as a result of the delay between the tender of shares and their pricing; and

•

the possible decrease in share values as a result of currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested in foreign markets. See Guide 10 to Form N-2.

Response. The Fund has revised “Repurchase Policy Risks” in both the summary and on page 23 to include the information requested.  The summary version of the risk is shown below:

“Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund's NAV. In the event of an oversubscription of a repurchase offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during that repurchase offer. Because of the potential for proration, some investors might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares. If the repurchase payment deadline is more than seven days after the repurchase request deadline, the an investor may be subject to increased market risk as a result of the delay between the tender of shares and their pricing. Share values may decrease as a result of currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested in foreign markets. Diminution in the size of the Fund may result from repurchases in the absence of sufficient new sales of the Fund's shares, which may decrease the Fund's investment opportunities. In addition, repurchase offers and related liquidity requirements may have a negative impact on the ability of the adviser to manage the Fund in the manner it would prefer and the ability of the Fund to achieve its investment objectives.”

Fund Expenses (Page 8)

10. Footnote 2 to the fee table states that Acquired Fund Fees and Expenses (“AFFE”) “would be higher if similar fees and expenses of Investment Funds were included in this calculation as well.” Please provide a definition of “Investment Funds,” and explain to us why the fees and expenses of Investment Funds are not included in the calculation of AFFE. Also, please confirm to us that the AFFE line item will include all fees and expenses associated with the Fund’s investments in business development companies. See Instruction 10 to Item 3 of Form N-2.

Response. The Registrant has revised footnote 2 to the fee table to remove the reference to investment funds as follows:

“Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies (e.g., management fees (including performance fees as applicable), administration fees and professional and other direct, fixed fees and expenses).  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.  ~~Acquired Fund Fees and Expenses would be higher if similar fees and expenses of Investment Funds were included in this calculation as well.~~  Brokerage and transaction fees incurred by hedge funds are not included in the fee table or reflected in Acquired Fund Fees and Expenses.”

The Fund confirms that that the AFFE line item will include all fees and expenses associated with the Fund’s investments in business development companies.

11. The last paragraph in this section states that shareholders requesting payment of repurchase proceeds by wire transfer will be charged a fee of $15. Please disclose this fee in the fee table.

Response. The Fund has added a line item to the fee table disclosing the wire transfer fee.

Use of Proceeds (Page 10)

12. This section states that the net proceeds of the offering of shares will be invested “as soon as practicable after receipt.” Please disclose how long it will take to invest all or substantially all the proceeds from an offering in accordance with the Fund’s investment objective. See Guide 1 to Form N-2.

Response.  The Registrant has revised the disclosure as follows:

“The net proceeds of the continuous offering of shares, after payment of the sales load, will be invested in accordance with the Fund's investment objectives and policies (as stated below) promptly after receipt, which the Fund expects will be no more than two weeks from receipt ~~as soon as practicable after receipt~~.  There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds.  The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced pursuant to the Expense Limitation.  Pending investment of the net proceeds in accordance with the Fund's investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds.  Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund's assets would earn interest income at a modest rate, which may be less than the Fund’s distribution rate.  ~~As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital.  Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load~~.”

13. This section also states that, pending investment of the net proceeds in accordance with the Fund’s objectives, the Fund’s distributions may consist of a return of capital. Please disclose why the Board of Trustees believes it is appropriate to make a return of capital distribution from the net proceeds of the offering. Also, please state in this section, and in the “Distribution Policy” section on page 34 of the prospectus, that a return of capital is a return to shareholders of a portion of their original investment in the Fund, and discuss both the short term and long term tax consequences of a return of capital for shareholders.

Response.  The Fund intends to make quarterly distributions of income of 5%.  The Fund does not intend to pay a return of capital; however, the REITs in which the Fund invests could distribute a return of capital to the Fund, and the Fund would not be aware that the distribution that it in turn paid to its shareholders was a return of capital rather than a distribution of income until after the distribution was made.  The risks associated with this return of capital from REITs is disclosed in “REIT Tax Risks” (see response to Comment 16 below). The Registrant has removed the reference to return of capital as shown in response to Comment 12.

Investment Objectives, Policies and Strategies — Investment Objectives and Policies (Page 10)

14. Please provide in this section a detailed description of the Fund’s fundamental policy related to share repurchase offers. Please include a statement that the Fund’s fundamental repurchase policy can be changed only by a majority vote of shareholders, and provide any circumstances in which the Fund may postpone or fail to make a repurchase offer. Please also provide a detailed description of the procedures that will be used in connection with periodic repurchase offers, including the mechanics of the repurchase offers. See Guide 10 to Form N-2.

Response.  The information requested has already been provided in “Quarterly Repurchases Of Shares.”

Investment Objectives, Policies and Strategies — Non-Listed REITs (Page 11)

15. The last sentence in the paragraph describing Non-listed REITs states that the Adviser “will focus on a value-added liquidity event following the close of the offering.” Please revise this sentence in plain English.

Response.  The Registrant has deleted the last sentence in “Non-listed REITs.”

Risk Factors — REIT Tax Risks (Page 23)

16. Please provide this risk in the summary of the Fund’s risks on page 5 of the prospectus.

Response.  The Fund has added the following to the summary of the Fund’s risks:

“REIT Tax Risks. Qualification as a REIT under the Internal Revenue Code of 1986, as amended, in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund's yield on that investment. Dividends paid by REITs generally will not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. Some or all of a REIT's annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund's basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund's basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder's basis in the Fund's shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.”

Management of the Fund — Portfolio Manager (Page 26)

17. Please clarify the narrative regarding Mr. Archey, and clearly describe Mr. Archey’s business experience during the past five years.

Response.  The Fun has revised the disclosure as shown below:

“Mr. Archey has been a Director of the Advisor since 2013.   Mr. Archey has also been the Chief Compliance Officer of TriCor Financial, LLC, and TriCor Advisory Services, LLC since 2010.  He has been the founder and sole owner of Archey Development Co. LLC, a private real estate development and management company, since 2006. From 2007-2010, ~~TriCor Financial, LLC and TriCor Advisory Services, LLC~~, he was founder and CEO of Archey & Co. LLC, a full service Broker Dealer in Oklahoma.  From 2003-2014, Mr. Archey was an independent licensed insurance agent.  Mr. Archey has been in the industry for over 13 years of investment experience in securities industry.  Mr. Archey graduated from Southeastern Oklahoma State University, with a B.A. degree in Finance in 2000.  Mr. Archey holds the Series 3, 4, 7, 24, 27, 53, 55, 63, 65, 79, 86/87 licenses. Mr. Archey is a CFA Level ~~1~~2 candidate.”

Anti-Takeover Provisions in the Declaration of Trust (Page 39)

18. This section states that the Declaration of Trust includes provisions that could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. Please discuss: (1) the rationale for adopting these provisions; (2) the positive and negative effects of these provisions; and (3) whether the Board of Trustees has considered the provisions and determined that they are in the best interest of shareholders. See Guide 3 to Form N-2.

Response.  The Registrant notes that because the fund’s shares are not exchange-traded they do not have the potential for trading at a price different than NAV. The fund’s shares are continuously offered at NAV and repurchased quarterly at NAV.  Additionally, the Board believes that supporting a private secondary market by recognizing and recording secondary market trades places too large a record keeping burden and expense on the Fund. Additionally, because the fund operates under the conditions of Rule 23c-3, which provides, in part, that the fund will provide liquidity only through a fundamental policy of periodic repurchases, any support for secondary market trades might tend to jeopardize the fund’s compliance with Rule 23c-3.  Also, if an investor wished to get a controlling interest in the fund the investor is free to buy shares from the fund which are offered daily at NAV.

STATEMENT OF ADDITIONAL INFORMATION

Non-Principal Investment Strategies (Page 8)

19. Disclosure in this section provides that the Fund’s investments in investment companies is a non-principal investment strategy. Since it appears that the Fund will have significant exposure to a variety of investment companies, please explain to us why investment companies are considered a non-principal strategy.

Response. The Fund has revised the title of the section and added an introductory paragraph in order to better describe the disclosure in this section as shown below:

“~~Non-Principal~~ Investment Strategies

The descriptions of the Fund's principal investment strategies are set forth under "Investment Objectives, Policies And Strategies " in the Prospectus.

The following pages contain more detailed information about the types of instruments in which the Fund may invest, strategies the Adviser may employ in pursuit of the Fund's investment objective and a summary of related risks.”

Management of the Fund (Page 17)

20. We note that much of the information for this section will be completed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly with regard to the leadership structure of the Board of Trustees, and why it has been determined that the Fund’s leadership structure is appropriate. Please also provide a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Fund.

Response.  The Fund confirms that the required information will be included in the amendment.

GENERAL COMMENTS

21. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response.  The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the registration statement.

The Fund has authorized Thompson Hine LLP to convey to you that the Fund acknowledges the following:

1.

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins Esq.